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                                                                     EXHIBIT 2.2




                                 April 30, 1998


Via Facsimile

Mr. Vance M. Arnold
Renaissance Capital Group, Inc.

Mr. Goodhue Smith
The Duncan-Smith Co.

c/o Vincent Slusher, Esq.
Snell, Brannian & Trent
8160 North Central Expressway, Suite 1800
Dallas, Texas  75208

c/o Matthew Clary, Esq.
Clary & Moore
10306 Eaton Place, Suite 240
Fairfax,  Virginia  22030

Gentlemen:

                  This letter is to confirm our understanding of the negotiations of today regarding the transaction described in our letter agreement of March 18, 1998 (the "Letter Agreement") and the revisions necessary to complete the transaction contemplated by the Letter Agreement. Next Generation Media Corp. ("NexGen") has established two classes of preferred shares, the Series A Preferred Stock and the Series B Preferred Stock. The holders of the issued and outstanding shares of Series C Preferred stock of and certain subordinated debt in UNICO, Inc. will receive shares of the Series A Preferred Stock. T.C. Equities Ltd., a Bahamian investment company, will receive shares of the Series B Preferred Stock in exchange for cash. The Series B Preferred Stock ranks pari passu with the Series A Preferred Stock and does not rank superior to the Series A Preferred Stock in terms of liquidation preference.

                  In the Letter Agreement, NexGen agreed to use part of the proceeds of a private placement or initial public offering of NexGen's common stock (the "NexGen Placement/Offering") following its acquisition of United Marketing Solutions Inc. to redeem the Series A Preferred Stock. NexGen hereby agrees to use 50% of any net proceeds from the NexGen Placement/Offering to redeem the Series A Preferred stock. This is a change from our original commitment to use only 35% of the first $1,000,000 and 50% of amounts above $1,000,000 from the NexGen Placement/Offering to redeem the Series A Preferred stock.

                  Finally, this letter serves to inform you that NexGen has agreed with T.C. Equities Ltd., the holder of the Series B Preferred stock, that NexGen will cause the redemption of that


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amount of the Series B Preferred stock eligible to be put back to NexGen six months after the date of its issuance (that is, 50%) prior to six months if NexGen has sufficient funds available to cause this early redemption. NexGen agreed to this provision in exchange for T.C. Equities Ltd. dropping its demand for certain non-dilution rights that NexGen believed would make it more difficult for NexGen to engage in a NexGen Placement/Offering.

                  This letter hereby amends the Letter Agreement. Please indicate your agreement be signing the letter below and returning it to NexGen c/o Michael O'Connor, Williams & Connolly, fax number (202) 434-5029.

                                        Very truly yours,

                                        NEXGEN:

                                        By: /s/ Larry Grimes
                                            ------------------------------------
                                        Name:   Larry Grimes
                                        Title:  President

AGREED AND ACCEPTED:

RENAISSANCE CAPITAL

By: /s/ Vance M. Arnold
    -------------------------
Name:   Vance M. Arnold
Title:
       ----------------------



DUNCAN-SMITH INVESTMENTS INC.


By: /s/ Goodhue Smith
    -------------------------
Name:   Goodhue Smith
Title:
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